Exhibit 99.6

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aurinia Pharmaceuticals Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Stephen W. Zaruby, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	March 18, 2016	AURINIA PHARMACEUTICALS INC.

/s/ Stephen W. Zaruby
Name: Stephen W. Zaruby
Title: President and Chief Executive Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Aurinia Pharmaceuticals Inc. (the “Company”) on Form 40-F for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis Bourgeault, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1 .	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 ; and

2 .	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:	March 18, 2016	AURINIA PHARMACEUTICALS INC.

/s/ Dennis Bourgeault
Name: Dennis Bourgeault
Title: Chief Financial Officer